UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Central European Media Enterprises Ltd.

(Name of Issuer)

Class A Common Stock, par value $0.08 per share

(Title of Class of Securities)

G20045202

(CUSIP Number)

EAMON SMITH

TCS CAPITAL MANAGEMENT, LLC

142 West 57th Street

11th Floor

New York, New York 10019

(212) 621-8771

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 26, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G20045202

1	NAME OF REPORTING PERSON

TCS CAPITAL ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		11,563,062
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

11,563,062
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,563,062
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP NO. G20045202

1	NAME OF REPORTING PERSON

TCS CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,563,062
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

11,563,062
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,563,062
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%
14	TYPE OF REPORTING PERSON

IA

3

CUSIP NO. G20045202

1	NAME OF REPORTING PERSON

ERIC SEMLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,563,062
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

11,563,062
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,563,062
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%
14	TYPE OF REPORTING PERSON

IN

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CUSIP NO. G20045202

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The 11,563,062 Shares owned by TCS Advisors were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, including as previously disclosed in Amendment No. 6, the 9,137,023 Shares received in connection with the Internal Transfer from TCS Global (as such terms are defined therein) and the Warrants received in connection with the Internal Transfer that have since been exercised as disclosed below, which were purchased pursuant to the Issuer’s Rights Offering on May 2, 2014 and had an exercise price of $1.00 per Share.

The aggregate purchase price of the 11,563,062 Shares is approximately $26,530,621, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon (i) 148,721,537 Shares outstanding, as of April 23, 2018, which is the total number of Shares outstanding as reported in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on April 27, 2018, (ii) the 100,926,996 Shares underlying certain warrants held by Time Warner Inc. and Time Warner Media Holdings B.V., which were exercised on April 25, 2018, as disclosed in the Issuer’s definitive proxy statement, and (iii) the 1,113,861 Shares underlying the Warrants held by TCS Advisors, which were exercised on April 26, 2018.

A.	TCS Advisors
(a)	As of the close of business on April 27, 2018, TCS Advisors beneficially owned 11,563,062 Shares.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 11,563,062
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,563,062
4. Shared power to dispose or direct the disposition: 0

(c)	On April 26, 2018, TCS Advisors exercised the Warrants. Other than the exercise of the Warrants, TCS Advisors has not entered into any transactions in the Shares during the past sixty days.
B.	TCS Management
(a)	TCS Management, as the investment advisor of TCS Advisors, may be deemed the beneficial owner of the 11,563,062 Shares owned by TCS Advisors.

Percentage: Approximately 4.6%

5

CUSIP NO. G20045202

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 11,563,062
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,563,062

(c)	TCS Management has not entered into any transactions in the Shares during the past sixty days.
C.	Mr. Semler
(a)	Mr. Semler, as the managing member of TCS Management, may be deemed the beneficial owner of the 11,563,062 Shares owned by TCS Advisors.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 11,563,062
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,563,062

(c)	Mr. Semler has not entered into any transactions in the Shares during the past sixty days.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       As of April 26, 2018, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

6

CUSIP NO. G20045202

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2018

TCS CAPITAL ADVISORS, LLC

By:	TCS CAPITAL MANAGEMENT, LLC, its investment advisor

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

TCS Capital Management, LLC

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

/s/ Eric Semler
Eric Semler

7